Exhibit 2(b)

AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED BYLAWS

OF

BLACKROCK FUNDSSM

BLACKROCK FUNDS II

(each, a “Fund”)

This Amendment No. 1 (this “Amendment”) to the Amended and Restated Bylaws of BlackRock FundsSM, effective as of November 29, 2018, and BlackRock Funds II, effective as of November 14, 2017 (each, the “Bylaws”), is made as of November 11, 2020 in accordance with Article VII, Section 1 of the Bylaws. Capitalized terms used herein and not otherwise herein defined are used as defined in the Bylaws.

1.    Article I, Section 4 is hereby amended to read in its entirety as follows:

Section 4. Place of Meetings. Any Shareholder meeting, including a special meeting, shall be held within or without the state in which the Fund was formed at such place (which shall include a meeting held solely by means of remote communications), date and time as the Directors shall designate.

2.    Article I, Section 13 is hereby amended to read in its entirety as follows:

Section 13. Records at Shareholder Meetings. At each meeting of the Shareholders of the Fund, if requested by Shareholders, there shall be made available for inspection by Shareholders a list of the Shareholders of the Fund, as of the record date of the meeting, (1) at a convenient time and place during normal business hours, or (2) on a reasonably accessible electronic network, provided that if the meeting is to be held solely by means of remote communication, the list shall be made available on an electronic network. Such list of Shareholders shall contain the name and the address of each Shareholder entitled to vote at the meeting in alphabetical order and the number of Shares owned by such Shareholder.

3.    Article I is hereby amended to add Section 15 as follows:

Section 15. Meetings by Remote Communications. The Directors may, in their sole discretion, determine that a meeting of Shareholders may be held partly or solely by means of remote communications and to the extent so authorized, Shareholders and proxyholders not physically present at a meeting of Shareholders may, by means of remote communications: (a) participate in a meeting of Shareholders; and (b) be deemed present in person and vote at a meeting of Shareholders whether such meeting is to be held at a designated place or solely by means of remote communications. In connection with any such meeting, the Fund shall implement such measures as the Directors deem to be reasonable to verify that each person deemed present and permitted to vote at the meeting by means of remote communications is a Shareholder or proxyholder and to provide such Shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings. If any Shareholder or proxyholder votes or takes other action at the meeting by means of remote communications, a record of such vote or other action shall be maintained by the Fund.